SECURITIES AND EXCHANGE COMMISSION

                                              WASHINGTON, D.C. 20549


                                                    FORM 10-SB

                                  GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                                              SMALL BUSINESS ISSUERS

                                          Under Section 12(b) or 12(g) of
                                        The Securities Exchange Act of 1934



                                          SPACE LAUNCHES FINANCING, INC.
                                     (Exact name of registrant in its charter)


         Nevada                                                      98-0178621
(State or Other Jurisdiction                  (IRS Employer Identification No.)
of Incorporation or Organization)


56 Quai Gustave Ador, Geneva, Switzerland                               CH-1206
(Address of principal executive offices)                              (Zip Code)


                                                  (949) 489-2400
                               (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class                    Name of Each Exchange on which
         to be so registered                     each class is to be registered

                None                                                        None


Securities to be registered pursuant to section 12(g) of the Act:

   Common Stock, par value $.00001
          (Title of Class)

Item 1.  Description of Business

Background

         Space  Launches  Financing,   Inc.,  a  Nevada  corporation,   formerly
Transcendent Corporation (the "Company"), was incorporated on February 11, 1997.

         The Company was originally organized to develop, manufacture and market specialty channels in Toronto, Ontario Canada. This business was not successful and in November 1997 the Company changed its business objectives to financing satellite launches. No contracts have been entered into as of October 1999. The Company is in the formative stages.

Item 2.  Management's Discussion and Analysis or Plan of Operation

         The Company has had limited operations to date. In November 1997 the Company raised $100,000 in an offering of common stock. The Company anticipates that it will require approximately $4,000,000 to carry out its business plan, which is expected to be met from the exercise of warrants.

Item 3.  Description of Property



Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company capital stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group. The address of each officer and director is care of the Company.

                                                                                   Percentage
               Name of                           Number of                       of Outstanding
             Stockholder                      Shares Owned(1)                     Common Stock

Maurice Tolub                                            --                                 --

Yves Sillard                                             --                                 --

Marina Zuliani                                      600,000                                10%
Calle Martinengo 5974/B
30122 Venezia
Italia

Andrea Leardini                                     600,000                                10%
Calle Martinengo 5974/B
30122 Venezia
Italia

Societe Financiere du Seujet Limited                600,000                                10%
ICC House 17
Dame Street
Dublin 2
Ireland



                                                         2




Preferred Stock(3)                                        *

Francois Allaz                                      600,000                                10%
7 Rue de Veyrot
1217 Geneva, Switzerland

Sangate Enterprises, Inc.(2)                      2,600,000                              32.5%
Road Town-Pasea Estate
P.O. Box 3149
Tortola
British Virgin Islands

Societe Financiere Privee, S.A.                     600,000                                10%
3 Rue Maurice
1205 Geneve, Switzerland

Orazio Pizzardi                                     600,000                                10%
Via Milano
10100 Settimo Torinese

Barbara Burhop                                      600,000                                10%
26 Rue du Nod
1225 Hermance, Switzerland

Attilie Ferrari                                     600,000                                10%
Via XX Miglia 65
10141 Torino, Italy

Gabriela Ferrari                                    600,000                                10%
Via XX Miglia 65
10141 Torino, Italy

Operadora Financiera de Inverscones 4
Comercio S.A.
Via Espana y Calle Columbia
Panama                                                  (3)                                (3)

All officers and
directors as a group
(2 persons) --                                           --

(1) Unless otherwise noted below, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any such warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised.
(2) Includes options to purchase 2,000,000 shares at a price of $2.00 per share.
(3) Does not include 1,000 shares of Series A Preferred Stock, which give this holder the right to elect two-thirds of the Company's board of directors.

Item 5.   Directors, Executive Officers, Promoters and Control Persons

          The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:

Name                                                       Age         Position

Maurice Tolub                                               36
                                    President, Secretary/Treasurer and Director

Yves Silliard                                               63          Director

          Mr. Tolub has been a director and officer since November 1997. He has been a private investor for the past five years. After graduating from the University of Geneva he was engaged in real estate development in Europe and New York.

          Mr. Sillard has been a director since November 1997. He has been charge de Mission by the French
Ministry of Defense for the Space Politic since March 1997.  From 1994 to
 February 1997 he was President and
General Manager of Defense International Council.

Item 6.   Executive Compensation

          No compensation is paid or anticipated to be paid by the Company until the receipt of license revenues.

          Directors currently receive no compensation for their duties as directors.

Item 7.   Certain Relationships and Related Transactions

          In August 1997, the Company issued 6,000 shares for services rendered by its then officers and directors at a price of $.01667 per share. The shares were issued with a restrictive legend. The Company believes this transaction is exempt under Section 4(2) of the Securities Act of 1933 as a transaction not involving a public offering.

          On March 18, 1998, the Company issued 6,000,000 Shares of Common Stock (600,000 to each person) for $100,000 to ten persons, 1,000 shares of Series A preferred stock to one person and issued options to purchase 2,000,000 shares of common stock at a price of $2.00 per share to one of the purchasers of the Common Stock. The issuance of the common stock was made under Rule 504. A Form D was filed with the Securities and Exchange Commission on November 17, 1997. The options and preferred stock were issued under Section 4(2).

          All information in this Registration Statement gives effect to a 1-for-50 reverse stock split and an additional 1-for-4 reverse stock split, both effected in November 1997.

Item 8.   Description of Securities

Common Stock

          The Company's Articles of Incorporation authorizes the issuance of 99,000,000 shares of common stock, $.00001 par value per share, of which 6,017,471 shares were outstanding as of May 24, 1999. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

          The transfer agent for the Common Stock is American Securities Transfer, Inc. 1825 Lawrence Street, Suite
444, Denver, Colorado 80202-1817.

Preferred Stock

          The Company's Articles of Incorporation will authorize the issuance of 1,000,000 shares of preferred stock, $.00001 par value, of which 1,000 shares of Series A preferred stock are issued and outstanding. The holders of Series A voting stock have the right to elect two-thirds of the Board of Directors, and have a preferential right on liquidation of the Corporation to receive $.01 per share prior to any distribution to common shareholders. The Company currently has no plans to issue any additional shares of preferred stock. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of Common Stock, however, no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of preferred stock.

          The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in the Company's Articles of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the Common Stock which would result in dilution of the income per share and net book value of the Common Stock. Issuance of additional Common Stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the Common Stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's Common Stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time and does not intend to issue any preferred stock, except on terms which it deems to be in the best interest of the Company and its shareholders.

          The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Nevada law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize stockholder value, they may have the effect of discouraging takeovers which could be in the best interest of certain stockholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

Shares Eligible for Future Sale

          Of the outstanding shares of the Company, 6,000 shares are subject to resale restrictions and, unless registered under the Securities Act of 1933 (the "Act") or exempted under another provision of the Act, will be ineligible for sale in the public market. Sales may be made after one year from their acquisition based upon Rule 144.

          In general, under Rule 144 as currently in effect a person (or persons whose shares are aggregated) who has beneficially owned shares privately acquired or indirectly from the Company or from an Affiliate, for at least one year, or who is an Affiliate, is entitled to sell within any three-month period a number of such shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 60,000 shares) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements.

          Sales of substantial amounts of the Common Stock of the Company in the public market could adversely affect prevailing market prices.

                                                      PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         (a)      Market Information

         The Company's Common Stock has been listed on the NASD OTC Electronic Bulletin Board sponsored by the National Association of Securities Dealers, Inc. under the symbol "SPCL" since 1997. There has been limited trading of the Common Stock.

         (b)      Holders

                  As of May 1999, there were approximately 100 holders of Company common stock and one holder of Series A preferred stock.

         (c)      Dividends

                  The Company has not paid any dividends on its common stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

Item 2.  Legal Proceedings

         Not applicable.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

          Not applicable.

Item 4.   Recent Sales of Unregistered Securities

          See Part I, Item 7, "Certain Transactions".

Item 5.  Indemnification of Directors and Officers

          The Company has adopted provisions in its articles of incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Nevada General Corporation Law. Under the Company's Articles of Incorporation, and as permitted under the Nevada General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Nevada law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recision.

          At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

                                                     PART F/S


          The following financial statements are included herein:

          Audited Financial Statements
          Independent Auditors' Report
          Balance Sheets at December 31, 1998 and 1997
          Statement of Operations  for the two years ended December 31, 1998 and cumulative from inception to December 31, 1998
          Statement of Changes in Stockholders' Equity for the Statement of Cash Flows for the two years ended December 31, 1998 and cumulative from inception to December 31, 1998
          Notes to Financial Statements

          Unaudited Financial Statements
          Balance Sheet as of June 30, 1999
          Statement of  Operations  for the six months  ended June 30,  1999 and
                  1998 and cumulative from inception to December 31, 1998
          Statement of Cash  Flows for the six months  ended  June 30,  1999 and
                  1998 and cumulative from inception to December 31, 1998
          Statement of Stockholders' Equity
          Notes to Financial Statements

                                                     PART III

Item 1. Index to Exhibits.

          The following exhibits required by Part III of Form 1-A are filed herewith:

    Exhibit No.            Document Description

        2.                 Charter and Bylaws

                           2.1.     Articles of Incorporation(1)
                           2.2      Articles of Amendment(1)
                           2.3      Bylaws(1)

        3.                 Instruments Defining the rights of security holders

                           3.1      Option Agreement(1)

        5.                 Voting Trust Agreement

                           Not Applicable.

        6.                 Material Contracts

                           Not Applicable.

        7.        Material Foreign Patents

                  Not Applicable

(1)      Filed herewith

Item 2. Description of Exhibits.

   See Item 1.

                                                    SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:    October 1, 1999                   SPACE LAUNCHES FINANCING, INC.



                                            By:/s/ Maurice Tolub
                                            Maurice Tolub
                                            President

                                                         1


    SPACE LAUNCHES FINANCING, INC.


                                           (A DEVELOPMENT STAGE COMPANY)

                                               FINANCIAL STATEMENTS

                                      YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                        AND

                                           INDEPENDENT AUDITORS= REPORT

                                          SPACE LAUNCHES FINANCING, INC.

                                           (A Development Stage Company)

                                                 Table of Contents



Independent Auditors= Report                                                                              1

Financial Statements

         Statements of Financial Position                                                                 2

         Statements of Operations                                                                         3

         Statement of Changes in Stockholders= Equity                                                     4

         Statements of Cash Flows                                                                         5

Notes to Financial Statements                                                                             6







                           563 WEST 500 SOUTH, SUITE 410, BOUNTIFUL, UTAH 84010

                                         (801) 294-3155 FAX (801) 294-3190

             THURMAN SHAW & CO., L.C.                    James K. Thurman
                                                            Jeffrey L. Shaw
                                                       Justin R. Shaw







                                           INDEPENDENT AUDITORS= REPORT



To the Board of Directors and Shareholders
Space Launches Financing, Inc.


We have audited the statements of financial position of Space Launches Financing, Inc. ( a development stage company) as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders= equity and cash flows for the years then ended and cumulative for the period February 11, 1997 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company=s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Space Launches Financing, Inc. (a development stage company) as of December 31, 1998 and 1997, and the results of its operations, changes in stockholders= equity and cash flows for the period February 11, 1997 (date of inception) through December 31, 1998, in conformity with generally accepted accounting principles.


   THURMAN SHAW & CO., L.C.

Bountiful, Utah
May 28, 1999






                                           SPACE LAUNCHES FINANCING, INC.
                                           (A Development Stage Company)
                                          Statements of Financial Position
                                             December 31, 1998 and 1997



                                                                                        1998              1997
                                                                                    -------------    ---------
ASSETS

Current assets
   Cash                                                                        $    103,528     $    99,319
                                                                               ------------     -----------

     Total current assets                                                                 103,528            99,319
                                                                                    -------------    --------------


     Total assets                                                                   $     103,528    $       99,319
                                                                                    =============    ==============



LIABILITIES AND STOCKHOLDERS= EQUITY

Current liabilities                                                                 $        -       $         -
                                                                                    -------------    -----------

Stockholders= equity
  Common stock, $.00001 par value; 100,000,000 shares
   authorized; 6,017,471 shares issued and outstanding                                         61                61

  Additional paid-in capital                                                              141,559           141,559

  Accumulated deficit during the development stage                                        (38,092)          (42,301)
                                                                                    -------------    --------------

   Total stockholders' equity                                                             103,528            99,319
                                                                                    -------------    --------------

     Total liabilities and stockholders' equity                                     $     103,528    $       99,319
                                                                                    =============    ==============











                                 See accompanying notes to financial statements


                                           SPACE LAUNCHES FINANCING, INC.

                                           (A Development Stage Company)
                                              Statements of Operations
                                       Years Ended December 31, 1998 and 1997
                                 and Cumulative from Inception to December 31, 1998




                                                                                                       Cumulative
                                                                                                          From
                                                                                                        Inception
                                                                                                            (February 11, 1997)
                                                                                                     to     December 31,
                                                                       1998             1997              1998
                                                                  --------------    -------------    ---------



Revenues                                                               $    -            $    -           $    -
                                                                       ---------         ---------        ------

Operating expenses
   General and administrative                                                597           42,811            43,408
                                                                  --------------    -------------    --------------

Total operating expenses                                                     597           42,811            43,408
                                                                  --------------    -------------    --------------

Other income
   Interest                                                                4,806              510             5,316
                                                                  --------------    -------------    --------------

Total other income                                                         4,806              510             5,316
                                                                  --------------    -------------    --------------

Net income (loss)                                                 $        4,209    $     (42,301)   $      (38,092)
                                                                  ==============    =============    ==============

Net income (loss) per share                                       $         -       $          (0.06)             $
                                                                  ==============    ================              =
(0.01)

Weighted average number of
   shares outstanding                                                  3,814,428          709,769         3,814,428
                                                                  ==============    =============    ==============










                                See accompanying notes to financial statements



                                           SPACE LAUNCHES FINANCING, INC.

                                           (A Development Stage Company)
                                    Statement of Changes in Stockholders= Equity
                            From Inception (February 11, 1997) Through December 31, 1998



                                                                                                   Accumulated
                                                                                                   Deficit
                                                          Common Stock       Additional       During the
                                                                                  Paid-In          Development
                                               Shares            Amount           Capital            Stage            Total

Issuance of common stock for cash,
 .00001 per share on April 16, 1997            10,500     $           1    $       2,099     $        -       $       2,100

Issuance of common stock in private
   placement, .00001 per share on
 April 16, 1997                                       460                  -       30,826           -                30,826

Issuance of shares for option, .00001
per share on July 25, 1997                        500               -              5,000              -               5,000

Issuance of shares for cancellation
   of debt, .00001 per share on
 August 1, 1997                                      6,000          -               3,694             -               3,694

Rounding for split                                    11                   -                 -                -
                                                                                                              -

Issuance of shares for cash, .00001
per share on December 1, 1997               6,000,000                60             99,940              -            100,000

Net (loss)                                      -                         -                 -             (42,301)
                                             -------             -------------     -------------    -------------
(42,301)

Balances at December 31, 1997               6,017,471                61          141,559           (42,301)          99,319

Net income                                   -                     -                 -                4,209           4,209
                                             ----              --------         ---------         ---------        -  -----

Balances at December 31, 1998               6,017,471     $          61    $     141,559     $     (38,092)   $     103,528
                                        =============     =============    =============     =============    =============







                                See accompanying notes to financial statements


                                           SPACE LAUNCHES FINANCING, INC.

                                           (A Development Stage Company)
                                              Statements of Cash Flows
                                       Years Ended December 31, 1998 and 1997
                                 and Cumulative from Inception to December 31, 1998

                                                                                                       Cumulative
                                                                                                          From
                                                                                                        Inception
                                                                                                   (February 11, 1997)
                                                                                                     to December 31,
                                                                       1998             1997              1998
                                                                  --------------    -------------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES

     Net income (loss)                                            $        4,209    $     (42,301)   $      (38,092)
                                                                  --------------    -------------    --------------

         Net cash flows from operating activities                          4,209          (42,301)          (38,092)
                                                                  --------------    -------------    --------------


CASH FLOWS FROM INVESTING ACTIVITIES                                  -                 -                -
                                                                  --------          --------         -----


CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from issuance of common stock                             -                 141,620          141,620
                                                                    --------          -----------      -----------

         Net cash flows from financing activities                           -             141,620           141,620
                                                                  --------------    -------------    --------------

Net decrease in cash                                                       4,209           99,319           103,528

Cash balance at beginning of period                                       99,319             -                 -
                                                                  --------------    -------------    -----------

Cash balance at end of period                                     $      103,528    $      99,319    $      103,528
                                                                  ==============    =============    ==============














                                 See accompanying notes to financial statements

                                           SPACE LAUNCHES FINANCING, INC.

                                           (A Development Stage Company)
                                           Notes to Financial Statements
                                            Year Ended December 31, 1998


1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

         Transcendent Corporation (the ACompany@) was incorporated under the laws of the State of Nevada on February 11, 1997, to develop, manufacture and market a variety of specialty chemicals to industrial, commercial and retail clients. The Company is in the development stage and will be very dependent on the skills, talents, and abilities of management to successfully implement its business plan. Due to the Company=s lack of capital, it is likely that the Company will not be able to compete with larger and more experienced entities for business opportunities which are lower risk and are more attractive for such entities. Business opportunities in which the Company may participate will likely be highly risky and speculative. Since inception, the Company=s activities have been limited to organizational matters.

         On November 26, 1997 the board of directors approved a name change and filed the amendment with the Nevada Secretary of State changing the name of the corporation to Space Launches Financing, Inc.


2.       CASH AND CASH EQUIVALENTS

         The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.


STOCK SPLIT

         On November 27, 1997, the Company=s board of directors approved a 200:1 reverse stock split. The Company=s financial statements have been restated for all periods presented for effects of the stock split.


                         SPACE LAUNCHES FINANCING, INC.
                      (A Company in the Development Stage)

                                 BALANCE SHEETS
                                   (Unaudited)



                                     ASSETS

                                                                                                          June 30,
                                                                                                            1999
Current Assets - Cash                                                                                    $      105,728
                                                                                                         --------------

              Total Current Assets                                                                       $      105,728
                                                                                                         --------------

              TOTAL ASSETS                                                                               $      105,728


                      LIABILITIES AND STOCKHOLDERS' EQUITY



CURRENT LIABILITIES                                                                               $

STOCKHOLDERS' EQUITY


Common Stock, $.00001 par value; 100,000,000 shares
  authorized; 6,017,471 shares issued and outstanding                                                                61

Additional paid-in Capital                                                                                      141,559

Accumulated deficit during the development stage                                                               (35,892)


              TOTAL STOCKHOLDERS' EQUITY                                                                      (105,728)



TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                                               $      105,728




                                The  accompanying  notes are an integral part of
the financial statements.



                         SPACE LAUNCHES FINANCING, INC.
                      (A Company in the Development Stage)

                            STATEMENTS OF OPERATIONS
                                   (Unaudited)



                                                                                                                       CUMULATIVE
                                                                                         FOR THE SIX                 FROM INCEPTION
                                                                                     MONTHS ENDED               (February 11, 1997)
                                                                                          June 30,                         TO
                                                                                  1999                 1998           June 30, 1999



REVENUES                                                                    $            -0-      $         -0-       $          -0-

OPERATING EXPENSES

  General and Administrative                                                                                100               43,408
TOTAL OPERATING EXPENSES                                                                                    100               43,408

Other income - interest                                                                2,200              2,174                7,516

Total other income                                                                     2,200              2,174                7,516


NET INCOME (LOSS)                                                                      2,200      $       2,074       $     (35,892)

NET (LOSS) PER SHARE                                                        $            Nil      $         Nil


WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                                                             6,017,471          6,017,471



















                 See accompanying Notes to Financial Statements.



                         SPACE LAUNCHES FINANCING, INC.
                      (A Company in the Development Stage)

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                                   (Unaudited)




                                                                               Additional
                                                  Common Stock                   Paid In           Accumulated
                                           Shares            Amount              Capital             Deficit              Total


Balance,
  December 31, 1998                          6,017,471    $           61    $        141,559      $    (38,092)       $      103,528



Net income                                                                                                2,200                2,200

Balance,
  June 30, 1999                              6,017,471    $           61    $        141,559      $      35,892       $      105,728





                         SPACE LAUNCHES FINANCING, INC.
                      (A Company in the Development Stage)

                            STATEMENTS OF CASH FLOWS
                                   (Unaudtied)



                                                                                                                       CUMULATIVE
                                                                                        FOR THE THREE                FROM INCEPTION
                                                                                        MONTHS ENDED                  (May 4, 1992)
                                                                                          June 30,                         TO
                                                                                  1999                 1998           June 30, 1999

CASH FLOWS FROM OPERATING
ACTIVITIES


  Net Income (Loss)                                                         $          2,200      $       2,074       $     (35,892)



  Net cash flows from operating
   activities                                                                          2,200              2,074             (35,892)

CASH FLOWS FROM INVESTING ACTIVITIES                                      --                    --                  --

CASH FLOWS FROM FINANCING
  ACTIVITIES
   Proceeds from issuance of
      Common Stock                                                                        --                 --              141,620


  Net Cash flows from financing
   activities                                                                                                                141,620

NET INCREASE (DECREASE) IN CASH                                             2,200                 2,074               (105,728)

CASH BALANCE AT BEGINNING
  OF PERIOD                                                                          103,528             99,319                    0

CASH BALANCE AT END OF
  PERIOD                                                                    $        105,728      $     101,393       $      105,728

















                 See accompanying Notes to Financial Statements.

                                          SPACE LAUNCHES FINANCING, INC.
                                       (A Company in the Development Stage)

                                      NOTES TO CONDENSED FINANCIAL STATEMENTS
                                                    (UNAUDITED)
                                                   June 30, 1999


1.       Comments

         The accompanying financial statements are unaudited, but in the opinion of the management of the Company, contain all adjustments, consisting of only normal recurring accruals, necessary to present fairly the financial position at June 30, 1999, the results of operations, cash flows and the statements of stockholders' equity for the six months ended June 30, 1999 and 1998.